Exhibit (a)(1)

TEXT OF LETTER TO THE COMPANY’S STOCKHOLDERS, DATED NOVEMBER 22, 2013

Global Income Trust Letterhead

November 22, 2013

Dear Stockholder:

On November 13, 2013, CMG Partners, LLC and certain of its affiliates (collectively, “CMG”) launched an unsolicited offer (the “Offer”) to purchase up to 500,000 shares of common stock (the “Shares”) of Global Income Trust, Inc. (“we” and “our”) at a price of $3.00 per share in cash (the “Offer Price”). Our board of directors recommends that stockholders reject the Offer.

While there is no guarantee regarding the future value of our stock or our stockholders’ ability to realize that value, the Offer will result in the purchase of your Shares by CMG at a 55 percent discount to CMG’s own estimated value per Share. For this and other reasons set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), our board of directors has concluded the Offer is not in the best interests of our stockholders. Our board of directors believes that CMG is an opportunistic purchaser attempting to acquire Shares as cheaply as possible and deprive stockholders who accept the Offer of the potential long term value of their investment. You should carefully read the enclosed Schedule 14D-9, which has been filed with the Securities and Exchange Commission and sets forth the reasons for our board of directors’ recommendation, before making any decision regarding CMG’s Offer.

The board of directors acknowledges that each stockholder must evaluate whether to tender his, her or its Shares pursuant to the Offer based on all the information available, including the factors considered by our board of directors and described in the Schedule 14D-9. We recognize that because of the suspension of our stock redemption plan and the lack of a trading market for our Shares, a stockholder may decide to accept the Offer based on, among other things, his, her or its particular liquidity needs. In addition, our board of directors believes that in making a decision whether to tender Shares to CMG pursuant to the Offer, each stockholder should keep in mind that the board of directors can provide no assurances with respect to future distributions (which can change periodically) or future liquidity to the stockholders.

PLEASE CONSULT WITH YOUR FINANCIAL AND TAX ADVISORS BEFORE MAKING ANY DECISION AFFECTING YOUR INVESTMENT IN THE SHARES.

Thank you for your investment and your continued support of Global Income Trust. We encourage you to follow the board of directors’ recommendation and not tender your Shares to CMG.

If you have any questions regarding this tender offer, you are encouraged to call CNL Client Services toll free at 866-650-0650.

Sincerely,

James M. Seneff, Jr.	Andrew A. Hyltin
Chairman of the Board	Chief Executive Officer & President

Enclosure

cc:    Financial advisors